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SUPPL

October 20, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated September 15, 2004, announcing the acquisition of Hipotecaria Nacional.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Justo A. Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 10/22

BBVA Bancomer apuesta por el mercado hipotecario mexicano y anuncia la compra de Hipotecaria Nacional

- **Hipotecaria Nacional es la mayor entidad hipotecaria privada de México, con una cartera de 2.150 millones de dólares**
- **Durante los próximos 25 años, en México se construirán alrededor de 20 millones de nuevas viviendas, según estimaciones oficiales**
- **Con esta operación, BBVA Bancomer se consolida como líder del mercado hipotecario privado mexicano**

BBVA Bancomer ha llegado a un principio de acuerdo para adquirir el 100% de Hipotecaria Nacional (HN) de México, la mayor entidad privada especializada en el negocio hipotecario del país. Con esta operación, BBVA Bancomer se consolida como líder del mercado hipotecario privado mexicano. La operación cumple con las dos premisas básicas en la estrategia de crecimiento rentable de BBVA: crea valor para sus accionistas desde el primer día y tiene pleno sentido estratégico. La inversión total de la operación será financiada con recursos disponibles del propio BBVA Bancomer.

HN es una Sociedad Financiera de Objeto Limitado (SOFOL), con una cartera de 2.150 millones de dólares (24.800 millones de pesos). En México operan en la actualidad un total de 17 SOFOLES.

La entidad, que se integrará dentro del negocio de BBVA Bancomer, cuenta con 950 empleados y un total de 79 oficinas distribuidas en 10 divisiones regionales. En el año 2003, HN registró un beneficio neto atribuido de 48 millones de dólares (552 millones de pesos), con una rentabilidad sobre recursos propios del 34%, entre las más altas de su sector, y una morosidad de apenas el 1,1%, la mitad que el promedio del sector.

Recientemente, HN ha abierto oficinas en Nueva York y San Diego (California) para atender al mercado de emigrantes mexicanos en EE UU que quieran financiar la compra de una vivienda en su país de origen. La entidad tiene previsto abrir oficinas similares en Los Ángeles y Chicago.

“Está previsto que Hipotecaria Nacional continúe trabajando con un alto grado de autonomía y permanezca al frente de la empresa el equipo directivo actualmente en funciones. Una parte primordial de nuestra decisión de compra se basó sin lugar a duda en la excelente gestión administrativa y operativa de la empresa además de la gran experiencia y capacidades de su equipo humano”, apuntó Jaime Guardiola Romojaro, vicepresidente y director general de BBVA Bancomer.

Crecimiento sostenido y excelentes perspectivas

En el año 2003 se financiaron en México la compra de 489.000 viviendas y las estimaciones para 2004 rondan las 575.000 unidades, el 95% de nueva construcción.

De hecho, el mercado de viviendas de México es el de mayor crecimiento potencial, a nivel mundial, de los próximos 25 años. Según estimaciones oficiales del gobierno mexicano, durante dicho período se construirán en México más de 20 millones de nuevas viviendas.

El futuro crecimiento del mercado de la vivienda en México se basa en su actual déficit de viviendas junto con las perspectivas demográficas y los planes gubernamentales de apoyo a la construcción.

A esto se suman los bajos tipos de interés tanto a corto como a largo plazo y el desarrollo de la regulación en materia de financiación hipotecaria, que permiten que las entidades financieras incrementen su presencia en el segmento del crédito hipotecario.

Liderazgo en el mercado de financiación hipotecaria

Con esta operación, BBVA Bancomer se consolida en México como la entidad líder en el mercado hipotecario privado.

HN le aporta a BBVA Bancomer una amplia cartera de negocio y de clientes --más de 90.000-- así como un equipo profesional especializado, clave para el crecimiento de la primera entidad financiera mexicana en esta área de negocio. Además, HN, al integrarse en BBVA Bancomer, contará con nuevas y diversas líneas de financiación que le permitirá ofrecer mejores y más amplios servicios a sus clientes.

“Estamos muy satisfechos con esta compra porque ratifica nuestro liderazgo en el sector hipotecario, que durante los próximos años será, sin duda uno de los principales dinamizadores de la economía mexicana”, agregó Guardiola.

"Es una gran oportunidad poder integrar a nuestro equipo profesional dentro de la estructura de BBVA Bancomer porque su poder financiero nos va a permitir desarrollar un fuerte crecimiento como entidad hipotecaria y porque nos ayudará a ofrecer aún mejores servicios a nuestros clientes", dijo Víctor Manuel Requejo, director general de HN.

La operación de compra de HN por parte de BBVA Bancomer tiene previsto su cierre durante el primer trimestre de 2005 y está pendiente tanto del proceso de 'due diligence' como de las correspondientes autorizaciones regulatorias.

Hipotecaria Nacional:

Datos principales

- 950 empleados
- 79 sucursales
- 29% cuota de mercado entre las sofoles
- Cartera de 2.150 millones de dólares
- Más de 90.000 clientes
- Beneficio neto 2003: 48 millones de dólares
- ROE: 34%
- ROA: 2,5%
- Tasa de morosidad: 1,1%

September 15, 2004

BBVA Bancomer strengthens its mortgage market and announces the acquisition of Hipotecaria Nacional

- **Hipotecaria Nacional is the largest private mortgage entity in Mexico, with a portfolio of 2.2 billion dollars**

- **During the next 25 years, around 20 million new houses will be built in Mexico, according to official estimates**

- **This transaction positions BBVA Bancomer as the market leader in the private mortgage market in Mexico**

BBVA Bancomer has reached a preliminary agreement to acquire 100% of Hipotecaria Nacional de México (HN), the largest non bank private financial entity specialized in mortgages in the country. This transaction positions BBVA Bancomer as the market leader in the private mortgage market in Mexico. This agreement follows the two basic objectives of the profitable growth strategy of BBVA: to create value for its shareholders from the first day on and to fit in with the global strategy. The transaction will be financed in its entirety with resources from BBVA Bancomer.

HN is a Sociedad Financiera de Objeto Limitado (SOFOL), with a portfolio of 2.2 billion dollars (24,800 million pesos). As of today there are 17 SOFOLES in Mexico.

The entity which will become part of BBVA Bancomer's business has 950 employees and 79 offices distributed in 10 regional divisions. In 2003, HN reported net income of 48 million dollars (552 million pesos), with an ROE of 34%, one of the highest ones in its sector, and a past due loan ratio of 1.1%, half of the sector average.

“We expect Hipotecaria Nacional to continue working with a high level of independence and following the lead of its same executive team. A fundamental aspect of our decision to purchase was based, with no hesitation whatsoever, on the excellent managing and operational skills of the company, on top of the experience and qualifications of its human team”, mentioned Jaime Guardiola Romojaro, VP and CEO of BBVA Bancomer.

Sustained growth and promising perspectives

In 2003, close to 489,000 houses were financed in Mexico and estimates for 2004 are around 575,000 units, 95% of new constructions.

As a matter of fact, the housing market in Mexico is the one with the highest potential growth worldwide in the following 25 years. According to official estimates of the Mexican government, during such period more than 20 million new houses will be built in Mexico.

Future growth of the housing market in Mexico is based on its present housing deficit along with demographic perspectives and government plans to support construction.

Additionally, there are low interest rates in the short and long terms and the creation of regulation regarding mortgage financing, which also allow financial entities to increase their presence in the mortgage loan segment.

Leadership in the mortgage financing market

This transaction positions BBVA Bancomer as the market leader in the private mortgage market in Mexico.

HN will be contributing to BBVA Bancomer with a large business and client portfolio—more than 90,000 customers—as well as with a specialized professional team, key for the growth of the first financial Mexican entity in this line of business. Furthermore, HN once integrated into BBVA Bancomer, will have new and diverse financing options which will allow it to offer better and more complete services to its customers.

“We are very satisfied with this acquisition for it confirms our leadership in the mortgage segment, which will be one of the primary elements to accelerate the Mexican economy in the years to follow”, added Guardiola.

“It is a great opportunity to integrate our professional team into BBVA Bancomer's structure, since its financial power will allow us to develop a strong

growth as a mortgage entity and it will also help us to offer better services to our clients", mentioned Víctor Manuel Requejo, CEO of HN.

The acquisition of HN by BBVA Bancomer is expected to end during the first quarter of 2005 with the due diligence process still pending as well as the appropriate regulatory authorizations.

Hipotecaria Nacional:
Main indicators

- 950 employees
- 79 branches
- 29% SOFOLES market share
- Portfolio of 2.2 billion dollars
- More than 90,000 clients
- 2003 net income: 48 million dollars
- ROE: 34%
- ROA: 2.5%
- Past due loan ratio: 1.1%